

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-mail
Howard Brecher
Acting Chief Executive Officer
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

> **Re:** **Value Line, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2011**
> **Filed July 29, 2011**
> **File No. 0-11306**

Dear Mr. Brecher:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Note 4 – Investments, page 93
Investment in Unconsolidated Entities, page 94

1. In future filings, please revise your disclosures to show investors your calculation of the $50,510,000 gain.

2. In future filings, please expand upon your disclosure regarding your $7 million contribution to EAM to provide investors with your interpretation of the Section 2.1(b) of the Declaration of Trust similar to your response in your letter dated May 20, 2011.

3. We note from page 10 of the Barrington Partners' July 15, 2011 report that they performed a valuation for the economic interest held by Value Line Inc. in EAM. We further note from page 34 of the report that they consulted several industry guidebooks related to SFAS 157 and ASC 820. Please clarify for us the specific standard of value that was performed by Barrington Partners (e.g., fair value, fair market value, investment value, et cetera).

4. We note on pages 19 and 20 that Barrington Partners utilized the Restricted Stock and
    Acquisition Approaches for purposes of calculating the lack of marketability (illiquidity)
    discount. We further note the additional detail provided on page 75 regarding the use of the
    acquisition approach. Please address each of the following:

    - Please provide us with Barrington Partners' rationale that the Guideline Transactions
      analysis does not require a discount for lack of marketability adjustment similar to the
      one applied in the Guideline Public Company multiples (as evident on pages 43and 44).
      Given the Guideline Transactions analysis is premised upon completed transactions, it is
      unclear why the multiples derived from these transactions are not also considered to be
      on a marketable basis as the Guideline Public Company analysis. Please quantify the
      impact this conclusion had on the estimated value of EAM.

    - Please explain why an adjustment for public companies size/scale is required on page 75
      in light of the assertion on page 39 that the market does not differentiate in a measurable
      way by total size between public investment companies.

    - We note the five approaches Barrington Partners considered for purposes of calculating
      the lack of marketability (illiquidity) discount. Specifically, we note Barrington Partners'
      consideration of the Option Approach in which they note that this approach incorporates
      unnecessary complexity into the model. We again note Barrington Partners' statement
      that the mutual fund and asset management industry has a high level of standardization
      and that the market does not differentiate in a measureable way by total size of a public
      investment management company. As such, it is unclear why using indicators from
      public companies to develop the assumptions for a protective put option analysis would
      result in unnecessary complexity. Please advise.

    - Regarding the Option Approach consideration discussed on page 19, we note that
      Barrington Partners placed a one-year trading restriction on the estimated liquidity
      discount of 8.75%. Please provide us with an explanation as to why this one-year
      restriction is reasonable and appropriate to the non-voting and voting interests in EAM,
      along with the impact this assumption had on the estimated value of EAM.

    - We note the report asserts on page 39 that "[p]ublic companies generally trade at a higher
      multiple than non-public company transactions. While 'control' (control of a company is
      the ability to control the management decisions of the company) is considered to carry a
      premium, the premium in the marketplace is not for control. The premium is based on
      access to the capital markets and liquidity."

      o   Please provide empirical data and/or research supporting these assertions generally,
          as well as specific evidence that these assertions apply to each of the selected
          guideline transactions and guideline public companies.

       o   If transactions of nonpublic companies do not contain any premium for the traditional notion of control, why was it necessary to adjust the Guideline Transactions analysis to remove a non-existent control premium?

5. We note the general discussions with respect to the market approach on pages 36-44 and the various adjustments that were made to the market multiples on pages 43 and 44. Please provide us with a more comprehensive explanation on each of the following:

- We note the following with respect to the entities used in the Guideline Transactions method and in the Public Companies method: (i) the majority of the selected guideline transactions and guideline public companies are significantly larger (in AUM) than EAM; (ii) comments included in the table of guideline transactions from the previous two years (page 41) indicate there are numerous differences in the underlying operations and profiles of the firms acquired in these transactions and EAM (these diversities apply equally to the guideline public companies – we note the description of their respective operations on pages 63-65) and (iii) three guideline transactions are considered distressed sales (Scotia / DundeeWealth, Sceptre / Fiera, and Aberdeen / Credit Suisse).

       o   Please provide us with a more comprehensive explanation as to the criteria for inclusion and exclusion of certain transactions and publicly-traded companies in the respective analyses.

       o   Given that the report purports to follow the guidance of SFAS 157 (page 34), please explain how the inclusion of distressed transactions is consistent with the definition of fair value?

- Firm Size/Scale: We again note the assertion on page 39 that the market does not differentiate in a measurable way by total size between public investment companies. Please explain why an adjustment for public companies size/scale is necessary.

- AUM Multiple:

       o   What is the basis for the adjustment to the AUM multiple? We note there does not seem to be any clear correlation between AUM multiple and EBITDA margin (e.g., the AUM multiple and EBITDA margin for WDR are 3.69% and 25%, respectively. The corresponding percentages for BLK are 1.09% and 38%).

       o   We note the 45% adjustment appears to be based on the one-year (2010) comparative analysis of EBITDA margin initially presented on page 31. If so, what is the basis for excluding other periods excluded from consideration?

       o   This adjustment implies that EAM's superior profitability (relative to its peers) is expected to be a long-term or permanent advantage.

               ▪   Please address how EAM is able to sustain such an advantage while producing market average returns (as implied in projected AUM growth using historical market returns as proxy for expected returns). In other words, why would an investor pay EAM above average fees to invest in funds that are not projected to outperform the market?

- We note the statements on page 30 that "EAM management fees…are very competitively priced with similar offerings" and that EAM "[m]anagement fees are slightly lower than average when compared to firms similarly sized." Please explain how can EAM be considered more profitable than its peers in light of the referenced statement?

o Rather than adjusting the industry average AUM multiple for differences in profitability, why didn't Barrington Partners rely more heavily on the AUM multiples of the most comparable firms (in terms of profitability) such as its two closest counterparts in the Guideline Public Company analysis: CLMS (41%) and BLK (38%) with AUM multiples of 2.90% and 1.09%, respectively, and an average of 2.00%?

- Revenue Multiple: Does the adjustment result in a double count of the impact of "EAM higher fees when compared to the comparables" given that the revenue metric of EAM would already capture the higher fees it earns?

- Control: We note the rationale for the selection of the 10% adjustment for lack of control considered the bias in data set used to calculate the average control premiums cited in numerous studies and publications.

o Please provide evidentiary support that all of the selected guideline transactions are also affected by this bias.

o If the selected guideline transactions do contain this bias, why was this adjustment not isolated to just the transaction price paid (i.e., the numerator in the calculation of the derived multiples) rather than the derived multiples themselves (i.e., both numerator and denominators)? We note that the transaction price paid for a majority of the selected guideline transactions were publicly disclosed or can be derived by multiplying the AUM and the % of AUM multiple.

o Since the premise of the valuation for the nonvoting revenue and profit interests, and the voting profits interests (Class A and Class B) are all on a minority interest basis, why wasn't the adjustment to eliminate all of the control premium?

- Liquidity: We note the 15% adjustment for lack of marketability. It is unclear to us as to how the 20% calculated discount on page 75 was factored into the liquidity adjustment conclusion. Please advise.

- With reference to page 44, please provide us with a comprehensive explanation as to how you determined that the multiples used for the Guideline Transactions method and the Public Companies method are reasonable. In this regard, the Guideline Transactions multiples reflect a marketable, control basis; while the Public Companies multiples reflect a marketable, minority interest basis. In these instances, we would expect that the multiples from the Guideline Transactions method would be higher rather than lower than the multiples from the Public Companies method, contrary to the amounts reflected.

6. Please provide us with a more comprehensive explanation for the basis of the statement on page 29 that an average AUM of $160 million per fund is more than enough for the funds to remain profitable.

7. Please provide us with a more comprehensive explanation as to how the AUM assumptions were determined and how these assumptions were then applied to each of the projected years from 2011 – 2021. Please ensure your explanation includes a detailed discussion of how EAM's recent operating results and market data were applied to the assumptions used. You should include any supporting schedules or worksheets that are readily available and may be helpful in addressing our inquiries. Specifically:

- It appears that Barrington Partners have applied an average, uniform appreciation rate for each category of fund rather than preparing an assumption for each specific fund. In this regard, we note that the significant outflows were due, in part, to poor performance.

- It is unclear how the net flow percentages included on page 49 were determined in light of the current activity in AUM. In this regard, the industry comparison on page 28 shows that in comparison to its peers (i.e., firms in the $1-5 billion size), EAM's outflows for each for the three fiscal years presented significantly exceed its peers and continued on with the negative outflow trend during fiscal year 2010 while the average trend for EAM's peers was positive for fiscal year 2010. Further, we note that the Value Line Emerging Opportunities fund lost approximately 60% of its value during fiscal years 2008-2010; however, it appears to have a positive net cash flow assumption.

- We note that Barrington Partners used historical returns data and net flow data from the period 1992-2010 based on the disclosures on pages 46 and 49. Please provide us with the basis for using this period.

- Please provide us with a comprehensive explanation as to why the growth of each fund was capped at 0.5% per month, 6% per year.

- How are the risks and challenges facing EAM (for example, overcoming the SEC investigation / settlement, operational changes such as changes in distribution channels, overcoming significant negative net flow in its funds) reflected in the AUM projections?

- We note the resultant DCF analysis on page 51.

- o As previously noted, page 30 contains statements that "EAM management fees…are very competitively priced with similar offerings" and that EAM "[m]anagement fees are slightly lower than average when compared to firms similarly sized." However, the DCF analysis project EBITDA margin will grow from 39% in 2011 to 47% in 2021, which are significantly higher than the 2010 industry average of 32% as presented on page31. Please reconcile those statements with the projections that underlie the DCF analysis.

- o There do not appear to be any amounts allocated for capital expenditures and investments in working capital. Were these reinvestment requirements considered? What is the basis for not including or requiring any reinvestment requirements in the DCF analysis? If the above items were excluded to adhere to distribution terms of the trust and those terms require all EBITDA to be distributed to its beneficial interest holders, please describe how EAM is able to fund its projected growth?

- o What is the basis for not discounting 2011 in the present value calculations of the after tax cash flow? This decision impacts the present value calculation for all subsequent years.

- o It does not appear the present value of the CEO cash flows was discounted at the 15.5% rate as concluded on page 48 for the Class A voting interests. Please confirm that the applicable discount rate is being applied to the appropriate cash flow tranches.

- We note the terminal value calculations detailed on page 52. Further, we note the Gordon Growth calculation uses a 4.74% growth rate and a 13.5% discount rate that was determined to be applicable only to Value Line's interest.

  - o What is the growth rate based on (AUM, EBITDA, after tax cash flow)?

  - o What is the basis for concluding that a 10 year growth rate is a reasonable proxy as the long-term growth rate of EAM in 2021?

  - o What is the basis for not considering the required returns of the Class A and Class B voting interests in the discount rate used in the Gordon Growth model?

- Although we note on page 56 that Barrington Partners considered sensitivity in the DCF analysis to changes in the AUM appreciation and in the cost of capital, please tell us why Barrington Partners did not also consider the sensitivity to cyclicality in AUM appreciation/depreciation in the valuation estimate.

8. On page 48 of the report, Barrington Partners outlined the procedures employed in its determination of the discount rate and state that the discount rate used for the analysis was a WACC. It further states that the WACC was tested against the CAPM, whose determination was summarized on page 73.

- What is the basis for this comparative analysis given that the CAPM yields an estimate of the required return on equity capital (i.e., one component of the WACC) and not the WACC?

- What comfort can Barrington Partners derive from the results of such a comparative analysis between two distinctly different measures of expected returns?

- Why is there a difference in the list of publicly-traded companies used to calculate the ROE on page 48 and the list of public-trade companies used in the CAPM calculation on page 73?

- What is the basis for utilizing the return on equity (ROE) as a proxy for required return on equity capital, given that the ROE is a ratio of historical profitability rather than a measure of an equity investor's expected return that is the premise in the determination of required rate of return on equity capital?

- We note that Barring Partners estimated the EMR based on historical returns data from 1992-2011 in the CAPM analysis on page 73. Further, the equity risk premium was estimated as the EMR less the RFR (being the current yield on the 20-year Treasury as of the valuation date).

  o What is the basis for using the period from 1992-2011 in estimating the EMR and why does this period differ from the period considered in the estimation of AUM (1992-2010)?

  o The equity risk premium is typically measured as the difference between the total return on a reference market (e.g., NYSE, S&P 500) and the income return on long-term risk-free bonds (e.g., US Treasuries) over an appropriate period of time. What is the basis for estimating the equity risk premium in the manner noted above, where there is a mismatch in the periods considered for the EMR and the Treasury?

- Given that the observed beta for any company reflects its particular leverage, which may differ significantly from the leverage of EAM and thus potentially impact the estimate of systematic risk for an investment in EAM, why did Barrington Partners use the unadjusted betas of the publicly-traded companies in the CAPM calculation on page 73?

- How was beta determined?

- Why was the spot Treasury rate used as proxy for the required return on debt capital?

- What is the basis for believing that the risk-free rate is an appropriate proxy for the required return that market participants would demand on long-term debt issued by EAM? Can EAM issue long-term debt at the risk-free rate?

- What is the basis for the 15/85 debt/equity weighting that was applied in the cost of capital calculation?

- What is the basis for a cost of capital that incorporates a required rate of return on equity capital that is on an after-tax basis and a required rate of return on debt capital that is on a pre-tax basis?

- How are the risks associated with an investment in EAM (SEC investigation / settlement, operational changes such as changes in distribution channels, and the ability to achieve the projected levels of above average profitability on funds whose performance are expected to be consistent with those of the market) reflected in the cost of capital? Wouldn't market participants demand some incremental return to invest in EAM relative to its peers that may not face these firm-specific challenges?

- Please provide us with a more comprehensive explanation as to how you determined that a 30% and 15% adjustment for the Class A voting interests and the Class B voting interests, respectively, are reasonable. Your response should also address the rationale for applying such premiums to the cost of capital (debt and equity required rates of return) rather than just the required return on equity capital.

9. We note there was no deduction of any debt from the derived indications of value from the market approach or the income approach. Please confirm there is no debt at EAM as of the valuation date. If EAM has no debt, please explain why the cost of capital calculation assumes 15% of EAM's capital is comprised of debt capital.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief